Exhibit 10.1

AMENDMENT No. 34 TO PURCHASE AGREEMENT No. GPJ-003/96

This Amendment No. 34 ("Amendment 34") dated as of February 1, 2006 is between EMBRAER - Empresa Brasileira de Aeronáutica S.A. ("EMBRAER") and ExpressJet Airlines, Inc., formerly known as New ExpressJet Airlines, Inc. (as assignee from ExpressJet Airlines, Inc. formerly known as Continental Express, Inc.) ("BUYER"), collectively hereinafter referred to as the "PARTIES", and relates to Purchase Agreement No. GPJ-003/96, as amended from time to time together with its Attachments (collectively referred to as the "Base Agreement") and Letter Agreements GPJ-004/96 dated August 5, 1996 and PCJ-004A/96 dated August 31, 1996 between EMBRAER and BUYER as amended from time to time (together with the Base Agreement, collectively referred to herein as the "Purchase Agreement" or the "Agreement") for the purchase of up to two hundred and forty five (245) new EMB-145 aircraft (the "AIRCRAFT").

All terms defined in the Purchase Agreement shall have the same meaning when used herein, and in case of any conflict between this Amendment 34 and the Purchase Agreement, this Amendment shall control.

WHEREAS, BUYER and EMBRAER wish to amend the Purchase Agreement to reschedule the delivery months for Reconfirmation AIRCRAFT, all as more fully set forth below;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are acknowledged by the PARTIES, EMBRAER and BUYER hereby agree to amend the Purchase Agreement as follows:

1. **Amendment to Reconfirmation AIRCRAFT Delivery Schedule**

The text of paragraph a.8 of Article 5 of the Purchase Agreement is hereby deleted and replaced with the following:

a.8.   RECONFIRMATION AIRCRAFT Deliveries

BUYER has the option to purchase up to one hundred (100) additional XR AIRCRAFT (the "Reconfirmation AIRCRAFT") in accordance with the terms of this Agreement. Such Reconfirmation AIRCRAFT shall be exercised by BUYER **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** each (the "Reconfirmation Groups") as provided for in the table below ("Reconfirmation Delivery Schedule"). Each option for such Reconfirmation Group shall be exercised no later than **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** prior to **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**.   The Reconfirmation AIRCRAFT shall be delivered in accordance with the following schedule, provided that all terms and conditions of this Article 5a.8 have been satisfied:

Reconfirmation Group	XR Aircraft	Delivery Month	Reconfirmation Group	XR Aircraft	Delivery Month

[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

If BUYER exercises its option to purchase the Reconfirmation AIRCRAFT as described above, a **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** deposit of **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** is due and payable for each Reconfirmation Aircraft in such Reconfirmation Group **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**. EMBRAER will give the BUYER notice of the Contractual Delivery Date of each Reconfirmation Aircraft for which the Buyer has exercised its option in accordance with the terms of this Article at least **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** prior to the first business day of the relevant above referred to delivery month. Upon BUYER's exercise of its option with respect to the Reconfirmation AIRCRAFT, each Reconfirmation AIRCRAFT so reconfirmed shall be considered an XR AIRCRAFT for all purposes under the Agreement."

All other terms and conditions of the Purchase Agreement, which are not specifically amended by this Amendment 34, shall remain in full force and effect without any change.

IN WITNESS WHEREOF, EMBRAER and BUYER, by their duly authorized officers, have entered into and executed this Amendment No. 34 to the Purchase Agreement to be effective as of the date first written above.

EMBRAER - Empresa Brasileira de Aeronáutica S.A.	EXPRESSJET AIRILNES, INC.

By: /s/Satoshi Yokota	By: /s/Frederick S. Cromer
Name: Satoshi Yakota	Name: Frederick S. Cromer
Title: Executive Vice President Engineering and Development	Title: Vice President and Chief Financial Officer ExpressJet Airilnes, Inc.

By: /s/Jose Luis D. Molina
Name: Jose Luis D. Molina
Title: Director of Contracts
Airline Market

Date:	27 April 2006	Date:	27 April 2006
Place:	Săo José dos Compos, SP	Place:	Houston, TX USA

Witness:	/s/ Erika L. Natali	Witness:	/s/ Kristy A. Nicholas
Name:	Erika Lulai Natali	Name:	Kristy A. Nicholas